 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELEMIG CELULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil
 (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒       Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐       No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐       No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

 TELEMIG CELULAR PARTICIPAÇÕES S.A.
NATIONAL CORPORATE TAXPAYER’S REGISTRATION (CNPJ/MF):
02.558.118/0001 -65
STATE REGISTRATION (NIRE): 3130002535-7
PUBLICLY HELD COMPANY

Recommendation of the Board

This Current Report on Form 6-K relates to the mandatory tender offer by TCO IP, S.A., a subsidiary of our controlling shareholder Vivo Participações S.A. (“Vivo”), to purchase for cash all of the outstanding shares of our common stock not owned by Vivo or its affiliates at a price per common share of R$120.93 (the “Telemig Holdings Offer”) and the mandatory tender offer to purchase for cash all of the outstanding shares of common stock of our subsidiary Telemig Celular S.A. (“Telemig Celular”) that are not owned by us or by Vivo or one of its affiliates at a price per common share of R$2,100.03 (the “Telemig Celular Offer”), in each case, on the terms and conditions set forth in the Notice of Mandatory Tender Offer filed with the Brazilian Securities Exchange Commission (Comissão de Valores Mobilíarios – “CVM”).

We are a Brazilian company, and Brazilian law governs the duties and obligations of our Board of Directors and does not impose any fiduciary or other duty or obligation on our Board of Directors to approve or disapprove the Telemig Holdings Offer or to make any recommendation in connection with the Telemig Holdings Offer.  Additionally, the Telemig Holdings Offer is being made by a subsidiary of our controlling shareholder.  Accordingly, we have neither approved, disapproved nor made any recommendation with respect to the Telemig Holdings Offer, as we are not required to issue or have an opinion on the Telemig Holdings Offer under Brazilian law.

Our subsidiary Telemig Celular is also a Brazilian company, and Brazilian law governs the duties and obligations of its Board of Directors and does not impose any fiduciary or other duty or obligation on its Board of Directors to approve or disapprove the Telemig Celular Offer or to make any recommendation in connection with the Telemig Celular Offer.  Additionally, the Telemig Celular Offer is being made by a subsidiary of the controlling shareholder of Telemig Celular.  Accordingly, Telemig Celular has neither approved, disapproved nor made any recommendation with respect to the Telemig Celular Offer, as it is not required to issue or have an opinion on the Telemig Celular Offer under Brazilian law.

This Current Report on Form 6-K is hereby amended and supplemented as described below.

The following exhibits are hereby added to this Form 6-K:

99.a	Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Telemig Celular Participações S.A. and Telemig Celular S.A. dated July 15, 2008 (English translation)

99.b
Valuation Report as per CVM Instruction 361 prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.c
Report on Purchase Price Methodology prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.d	Summary Advertisement published on July 15, 2008 in The New York Times

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 15, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Roberto Oliveira de Lima
Roberto Oliveira de Lima Chief Executive Officer, Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS
This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

EXHIBIT INDEX

Exhibit Number	Description
99.a	Notice of Mandatory Tender Offer for Acquisition of Common Shares issued by Telemig Celular Participações S.A. and Telemig Celular S.A. dated July 15, 2008 (English translation)

99.b
Valuation Report as per CVM Instruction 361 prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.c
Report on Purchase Price Methodology prepared by Goldman, Sachs & Co and Goldman Sachs do Brasil Banco Múltiplo S.A. for Vivo Participações S.A. on Telemig Celular Participações S.A. and Telemig Celular S.A. (English translation)

99.d	Summary Advertisement published on July 15, 2008 in The New York Times